October 26, 2004

Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:       Brinker International
            Form 10-K for the year ended June 30, 2004
            Commission file #: 1-10275

Dear Mr. Foti:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comments set forth in your letter dated October 1, 2004.  For your convenience, your comments have been restated in their entirety followed by our responses.

Note 1 - Summary of Significant Accounting Policies

(h)  Goodwill and Other Intangibles
1.      Please confirm to us that your reporting units used in impairment testing were selected using the criteria set forth in paragraphs 23-25 of SFAS 142.  Also, please supplementally describe the reporting units used in your testing and how these were determined.  Furthermore, please specifically disclose how fair value measurements are determined in accordance with the guidance in paragraphs 23-25 of SFAS 142.  We may have further comment on your response.

Response:

The reporting units used in impairment testing were selected using the criteria set forth in paragraphs 30-31 of SFAS 142.  The reporting units were determined to be the restaurant concept level and include Chili's Grill & Bar, Maggiano's Little Italy, On The Border Mexican Grill & Cantina, Corner Bakery Cafe, and Big Bowl Asian Kitchen (there is no goodwill associated with Romano's Macaroni Grill).  The concepts were determined to be the reporting units because they are businesses for which discrete financial information is available and segment management regularly reviews the operating results to make decisions about resource allocation and to assess segment performance.  The individual restaurants within each concept have similar economic characteristics and therefore meet the aggregation criteria.

The fair values of our reporting units are determined using a present value technique consistent with the guidance provided by Concept Statement 7.  In accordance with this guidance, the expected cash flow approach is used to evaluate multiple scenarios of forecasted cash flows for each reporting unit and probabilities are assigned to each set of cash flows.  Forecasted cash flows are based on reasonable and supportable assumptions including historical cash flow trends, expected growth rates, and terminal values.  The estimated cash flows are present valued using a risk-free rate of interest.

Note 3 - Restructure Charges and Other Impairments

2.      Please expand your disclosure regarding the $31.2 million impairment of long lived assets to include a description of these assets and the method or methods used in determining fair value.  Refer to paragraph 26 of SFAS 144.

Response:

In future filings we will expand our disclosure regarding the $31.2 million impairment of long-lived assets and note that it consists primarily of buildings, furniture and equipment.  We will also disclose that the methods used in determining fair value included obtaining estimates from real estate brokers who examined comparable property sales values in the respective markets in which the restaurants were located and offer prices we received from third parties in connection with the sale of the restaurants.

3.      We note that you decided to close 30 restaurants during the 2004 fiscal year, and that this decision was the result of a comprehensive analysis that examined restaurants not meeting minimum returns on investment and certain other operating thresholds.  Please supplementally explain whether each concept president and vice president uses these thresholds in their evaluation of the restaurants falling under their control, how often and for how long these measures have been used, and how restaurants were chosen for closure.  For example, explain to us if a certain number of years of below-level performance was necessary for consideration, or if declining performance (not necessarily below-level performance) was the indicator.  Also, include in your response a discussion of any new facts and circumstances present during fiscal 2004 that indicated impairment existed that were not present in 2003 and prior.

Response:

In the past, the concepts had the responsibility for deciding whether to close restaurants based primarily on unfavorable market trends and restaurant profitability.  During the third quarter of fiscal 2004, we initiated a company-wide project that entailed examining all restaurants not meeting minimum return on investment thresholds and certain other operating performance criteria to determine whether they should continue to operate.  The operating criteria used to determine whether a restaurant should be closed included the following:

        Less than 10% return on investment during the past 12 months
        Marginal operating profit and cash flow
        Poor trend analysis and forecasted results

While these criteria have been used to monitor performance in the past, they were not used collectively as a basis for making decisions to close restaurants.  Prior to the third quarter of fiscal 2004, the closed restaurants were subjected to the same analysis we utilize for all restaurants held and used in operations as required by

SFAS 144, and no impairment existed.  The impairments were the result of closing the stores based on the new methodology described above and applying the guidance in SFAS 144 related to long-lived assets to be disposed of by sale and long-lived assets to be abandoned.  Since the restaurants are constructed specifically for our concepts and cannot always be easily retrofitted for other uses, it is very difficult to fully recover the cost of a restaurant once the decision has been made to close it.  The new methodology used to make the decision to close the 30 restaurants is now being applied quarterly.

4.      We note from your discussion of the goodwill impairment charge of $27 million taken on goodwill related to the Big Bowl concept that your view of the brand's competitive position and future development have changed.  We also note that the closure of seven restaurants constituted approximately 1/3 of the restaurants at the time (14 remain open as of June 30, 2004 per your disclosure in Item 2).  Please supplementally explain to us how you are changing the brand's future development plans and whether the closures of Big Bowl (or any other concept closures) are in specific geographic areas.

Response:

During fiscal 2004, we received market research from a consultant suggesting that Big Bowl may not be properly positioned to reach our previous growth expectations.  As a result of this market research and other internal analyses related to the concept's competitive positioning, we slowed new restaurant development in order to perform further research and testing of the concept's positioning.  Therefore, our revised projections reflect a delay in development and also assume a decrease in the forecasted rate of restaurant openings in future years to reflect the increased competitive pressures the concept faces.  This change in development plans was the primary trigger for the goodwill impairment.

There were no concepts that had material closures in specific geographic areas that would require discontinued operation treatment in accordance with SFAS 144.

OTHER
Note 1(m) - Net Income per Share

5.      Reference is made to the last sentence in the accounting policy that states your contingently convertible debt securities are not considered for purposes of diluted earnings per share unless the required conversion criteria have been met.  From your disclosures in note 7, we note that the approximate $430 million of convertible senior debentures would be convertible into approximately 8 million share of common stock if the conversion criteria were met.  In this regard, we note that a conversion will materially impact diluted earnings per share by reducing such amounts in each period.  Although your current accounting treatment for earnings per share purposes is appropriate, the Emerging Issues Task Force in Issue No. 04-8 has reached a tentative conclusion that contingently convertible securities should be included in the calculation of diluted earnings per share, regardless of whether the contingencies have been met or whether the market price contingency is substantive.  Furthermore, this tentative conclusion, if finalized and ratified by the FASB, would require retroactive restatement of diluted earnings per share.  In view of the significant impact that this EITF Issue would have on your reported diluted earnings per share, we believe you should provide separate discussion in MD&A of the reasonably expected impact from this matter.  Specifically, you should disclose (i) the tentative conclusion reached by the EITF on this Issue that requires ratification by the FASB; (ii) how the issue will be treated on a retroactive restatement basis, and (iii) the dollar ($) impact on you prior interim and annual periods, if this tentative conclusion had been effective currently.  Please revise accordingly.

Response:

We will disclose in our Form 10-Q expected to be filed November 8, 2004, the tentative conclusion reached by the EITF related to contingently convertible securities, how the issue will be treated retroactively, and the dollar impact on our prior interim and annual periods.

Note 4 - Goodwill and Intangibles

6.      With respect to the $4.4 million of reacquired development rights, it is unclear whether this involved the acquisition of a business.  In this regard, the reacquisition of developer rights does not appear to be the acquisition of a business because no incremental revenues will result from such transactions.  We believe these types of transactions may be more appropriately characterized as the termination of a previous contractual arrangement and that, in such situations, any related termination fees should not be capitalized.  These transactions appear analogous to the termination of a management contract intended to eliminate future management fees.  These types of "one-time" termination fees are generally charged to expense.  Further, when a management contract is terminated, the related management services are no longer provided.  Similarly, when you reacquire developer rights, the contract previously granting those rights is, in effect, terminated and the development efforts previously provided by the area developer are discontinued.  Supplementally explain to us the nature of the transaction that generated this intangible asset and your basis in the accounting literature for capitalizing the cost of reacquiring development rights or if after reconsidering your position, you deem it appropriate not to capitalize such amounts, please revise your financial statements to write-off the amounts, accordingly.  If management believes and can support an assertion that such amounts are not material to results of operations and financial condition, we would not object to a write-off in the next quarterly reporting period.

Response:

In 1992, we sold the Chili's Grill & Bar ("Chili's") master development rights for the Pacific Rim to a Singapore corporation ("PAC-Am").  Under the development agreement, we were to receive a portion of the revenue stream including royalties amounting to 2% of sales, a $20,000 franchise fee per unit, and no development fees for new countries.  The purpose of this agreement was to leverage PAC-Am's regional experience to facilitate the expansion of the Chili's concept in a territory that presented numerous cultural and political obstacles.  PAC-Am was successful in establishing franchises; however, they did not effectively provide franchisee support.  During fiscal 1998, we negotiated an asset purchase agreement (the "Agreement") to repurchase the Chili's master development rights for the Pacific Rim.  The purpose of the Agreement was to take control of development in the region and to provide the level of franchisee support necessary for success in the Pacific Rim.  Furthermore, the Agreement allowed us to retain the entire revenue stream (4% for royalties, $40,000 for franchise fees, and $20,000 for development fees).

We believe that the acquisition of the development rights is an asset as defined by Concept 6.  Paragraph 25 of Concept 6 defines an asset as "probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events."  Essentially, we acquired the right to the additional revenues provided for under the Agreement.  This right not only included the incremental revenues from restaurants existing at the time of the acquisition, but also included future incremental revenues expected to be received from new franchisees.  In addition, EITF 04-1 states that a reacquired right should be considered an intangible asset apart from goodwill under the separability criterion because there is evidence of an exchange transaction for the asset.  Although our reacquired development rights was not part of a business combination, we believe that if they can be recognized as an asset under a business combination, it is reasonable to assume that the development rights can also be purchased outside of a business combination and recognized as an asset.  EITF 04-1 supports this view and notes that "the accounting for the settlement of the preexisting relationship generally should be the same whether within a business combination or absent a business combination."  We do not believe that this transaction is analogous to termination of a management contract intended to eliminate future management fees.  As previously noted, the acquisition of the development rights resulted in incremental revenues that we would have otherwise not received.  This is not the case when terminating a management contract.

Note 6 - Income Taxes

7.      We note that "other" deferred tax assets and "other" deferred tax liabilities comprise a significant portion (approximately 1/3 in each case) of gross deferred tax assets and liabilities.  We also note the description reads "other, net" in each case.  Please supplementally tell us why these would be presented net in both assets and liabilities, and furnish us with a schedule that details the composition of these accounts.  In addition, your disclosure should be revised to separately present each significant item.

Response:

There were no assets or liabilities presented net in the footnote disclosure.  In future filings we will change the description "other, net" to "other."  A schedule that details the composition of the "other" accounts is included below.  In future filings we will separately present all items that exceed 5% of the greater of the total deferred tax assets or total deferred tax liabilities included in the footnotes.  If this criterion had been used in fiscal 2004, we would have separately presented impairments on investments, unfavorable interest reserves, and prepaid expenses.

Deferred Tax Asets

Impairments on investments	$ 9,894
Unfavorable interest reserves	7,426
Accrued liabilities	3,448
Other	1,745
$22,513

Deferred Tax Liabilities

Prepaid expenses	$11,368
Property taxes	3,343
Other	396
$15,107

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions please feel free to contact me at 972-770-9406.

                                                                        Sincerely,

                                                                        Charles M. Sonsteby
                                                                        Executive Vice President and Chief
                                                                        Financial Officer